UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)


                   DELAWARE                               77-0160744
     (State of Incorporation or Organization)         (I.R.S. Employer
                                                     Identification No.)

          10275 SCIENCE CENTER DRIVE                      92121-1117
            SAN DIEGO, CALIFORNIA                         (Zip Code)
            (Address of Principal
              Executive Offices)

  If this form relates to the              If this form relates to the
  registration of a class of securities    registration of a class of securities
  pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
  Exchange Act and is effective            Exchange Act and is effective
  pursuant to General Instruction          pursuant to General Instruction
  A.(c), please check the following        A.(d), please check the following
  box. |X|                                 box.

Securities Act registration statement file number to which this form relates:

         Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                    Name of Each Exchange on Which
       TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED

 Preferred Share Purchase Rights                   NASDAQ Global Market


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            In connection with the expiration of the Amended and Restated Preferred Shares Rights Agreement dated September 13, 1996, as amended, between Ligand Pharmaceuticals Incorporated (the "COMPANY") and Mellon Investor Services LLC ("MELLON"), as Rights Agent, which associated rights (as defined therein) expired on September 13, 2006, the Board of Directors of the Company approved a new 2006 Preferred Shares Rights Agreement (the "2006 RIGHTS AGREEMENT") with Mellon as Rights Agent. As of October 13, 2006, the Board of Directors of the Company declared a dividend of one right (a "RIGHT" or "RIGHTS") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("SERIES A PREFERRED") for each outstanding share of Common Stock, par value $0.001 per share ("COMMON SHARES"), of the Company. The dividend is payable on October 31, 2006 (the "RECORD DATE") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $100 (the "PURCHASE PRICE"), subject to adjustment as described below. The description and terms of the Rights are set forth in the 2006 Rights Agreement.

            Initially, the Rights will be attached to all certificates representing shares of Common Shares then outstanding, and no separate certificates evidencing the Rights ("RIGHTS CERTIFICATES") will be distributed. Common Share certificates issued after the Record Date but prior to the Distribution Date (as defined below) will contain a notation incorporating the 2006 Rights Agreement by reference. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by the Company's Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 days (or such later date as may be determined by the Company's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "DISTRIBUTION DATE."

            Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto (but as to certificates representing Common Shares issued after the Record Date, only if they bear the legend required by the 2006 Rights Agreement), will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

            The holders of the Rights are not required to take any action until the Rights become exercisable. As described above, the Rights are not exercisable until the Distribution Date. Holders of the Rights will be notified that the Rights have become exercisable when the Rights Agent mails the Rights Certificates. The Rights will expire on October 13, 2016 (the "FINAL EXPIRATION DATE"), unless earlier redeemed, exchanged or terminated under the terms of the 2006 Rights Agreement.

            The Purchase Price payable, the number of Rights and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in the event the Company declares a dividend payable in Common Shares, subdivides the number of outstanding Common Shares into a larger number of such shares or combines the number of outstanding Common Shares into a smaller number of such shares, among other circumstances, as set forth in the 2006 Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price.

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

            Because of the nature of the dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share. Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $1,000 per share. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

            In the event that, at any time following the date on which there has been public disclosure that a person or group has become an Acquiring Person (the "SHARES ACQUISITION DATE"), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business) (either of which event is referred to herein as an "ACQUISITION"), proper provision shall be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of Common Stock of the acquiring company having a value equal to two times the Purchase Price.

            At any time after the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

            At any time on or prior to the close of business on the earlier of
(i) the 10th day following the Shares Acquisition Date or such later date as may be determined by the Company's Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

            The provisions of the 2006 Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of the Rights holders. After the Distribution Date, the provisions of the 2006 Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the 2006 Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            A copy of the 2006 Rights Agreement, which includes as Exhibit A the form of Rights Certificate, is attached as Exhibit 4.1 to this Registration Statement and incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the 2006 Rights Agreement.

ITEM 2.  EXHIBITS.

         The document listed below is filed as an exhibit to this Registration
Statement:

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

EXHIBIT NUMBER                              EXHIBIT TITLE
______________                              _____________

   4.1 2006 Preferred Shares Rights Agreement, dated as of October 13, 2006, between Ligand Pharmaceuticals Incorporated and Mellon Investor Services LLC, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights as Exhibit B



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


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  October 17, 2006    LIGAND PHARMACEUTICALS INCORPORATED


                            By:      /s/  Warner R. Broaddus
                                     -----------------------------------
                            Name:    Warner R. Broaddus
                            Title:   Vice President, General Counsel & Secretary

                              EXHIBIT INDEX



EXHIBIT
 NUMBER                       EXHIBIT TITLE
________                      _____________

  4.1 2006 Preferred Shares Rights Agreement, dated as of October 13, 2006, between Ligand Pharmaceuticals Incorporated and Mellon Investor Services LLC, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights as Exhibit B



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